14041968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 25 2014

SEC FILE NUMBER
8-20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Madison Avenue, Suite 1503
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Des Londe — (212) 584-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Des Londe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of World First Financial Services, Inc. as of September 30, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Des Londe
Title: President

Date: 11/24/14

Sworn to and subscribed before me
This 24th day of November, 2014

Allison Stevenson

Notary Public

ALLISON STEVENSON
Notary Public - State of Florida
My Comm. Expires Oct 2, 2018
Commission # FF 165314

This report contains (check all applicable boxes):

Facing Page

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietors' Capital.
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2014

WORLD FIRST FINANCIAL SERVICES, INC.

SEPTEMBER 30, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. as of September 30, 2014, and the related statements of operations, changes in stockholders' equity, change in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of World First Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World First Financial Services, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Sobel & Co., LLC
Certified Public Accountants

November 21, 2014

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS		
Cash	$	185,351
Securities owned		22,330
Securities received as collateral		500,000
Commissions receivable		46,762
Accrued interest receivable		81
Furniture and equipment, net		60,144
Prepaid expenses		6,966
Other receivable		7,958
Total Assets	$	829,592
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to clearing broker	$	22,330
Accounts payable and other accrued expenses		272,777
Deferred taxes		26,000
Subordinated borrowings		500,000
Total Liabilities		821,107
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		180,216
Accumulated deficit		(177,018)
		10,985
Less: Treasury stock; 10 shares, at cost		(2,500)
Total Stockholders' Equity		8,485
Total Liabilities and Stockholders' Equity	$	829,592

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

REVENUE:	
Trading profit	$ 911,326
Commissions	719,805
Interest	32,995
Other Income	890,807
Total Revenue	2,554,933
OPERATING EXPENSES	2,526,179
OTHER EXPENSE:	
Interest expense	35,000
LOSS BEFORE PROVISION FOR INCOME TAXES	(6,246)
PROVISION FOR INCOME TAXES	1,814
NET LOSS	$ (8,060)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 16,545	990	$ 7,787	$ 180,216	$ (168,958)	$ (2,500)
Net Loss	(8,060)	-	-	-	(8,060)	-
Balance, End of year	$ 8,485	990	$ 7,787	$ 180,216	$ (177,018)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(8,060)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation		16,246
Deferred taxes		(5,000)
Changes in operating assets and liabilities:		
Securities owned		1,136,453
Commission receivable		128,347
Accrued interest receivable		28,926
Other receivable		(7,958)
Prepaid expenses		2,743
Due to clearing broker		(1,136,453)
Accounts payable and other accrued expenses		(198,487)
Net Cash Used for Operating Activities		(43,243)
INVESTING ACTIVITIES:		
Addition of Equipment		(3,983)
Net Cash Used for Investing Activities		(3,983)
NET DECREASE IN CASH		(47,226)
CASH:		
Beginning of year		232,577
End of year	$	185,351
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Cash paid for:		
Taxes	$	15,602
Interest	$	35,000

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		-
Decrease - Payment of subordinated notes		-
Subordinated borrowings - End of year	$	500,000

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Securities owned consist of a Connecticut municipal bond. Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Received as Collateral:
Securities received as collateral consist primarily of municipal bonds pledged in assets secured by a demand note.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value Measurements:

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:

The Company's commissions receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. The straight-line method of depreciation is used based on the estimated useful lives of the assets. Maintenance and repairs are charged to the expense when the expense is incurred.

Revenue Recognition:
Commissions and related clearing expenses are recorded on a trade date basis as securities transaction occur. Security transactions are accounted for on the trade date and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Interest and other charges are recorded when earned on a monthly basis. The revenue earned is retail municipal and equity commissions, municipal bond trading, retail options commissions and other income with our clearing agent, First Clearing, LLC.

Income Taxes:
The Company follows accounting standards which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2014, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open. Tax returns for the years 2011 and forward are subject to audit by federal and state jurisdictions.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2014, through November 21, 2014, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - SECURITIES OWNED:

At September 30, 2014, marketable securities owned and held in the principal trading account of the Company consist of State and Municipal Obligations in the amount of $22,330. The Company's state and municipal bonds owned consisted of the following geographic concentrations:

Connecticut	100%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS AS OF SEPTEMBER 30, 2014

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	-	$22,330	-	-	$22,330

NOTE 5 - FURNITURE AND EQUIPMENT:

At September 30, 2014, furniture and equipment are comprised as follows:

	Estimated Useful Life	2014
Furniture and Equipment	7 yrs	$ 114,568
Less: Accumulated depreciation		(54,424)
Furniture and Equipment, Net		$ 60,144

NOTE 6 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with First Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2014, the amount due to the Clearing Broker was $22,330. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $223,530 for the year ended September 30, 2014.

NOTE 7 - PROVISION FOR INCOME TAXES:

At September 30, 2014, the provision for income taxes was $1,814. Reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. statutory income tax rate to pre-tax (loss) income is as follows:

Current:	
Federal	$ 3,577
State	4,683
Prior year over accrual	(1,446)
Deferred:	
Federal	(4,000)
State	(1,000)
Income Tax (Benefit) Provision, net	$ 1,814

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets and liabilities are depreciation and amortization and net operating loss carry forwards.

NOTE 7 - PROVISION FOR INCOME TAXES: (Continued)

At September 30, 2014, deferred tax assets are comprised of the following:

	Federal	State/City	Total
Depreciation	(17,000)	(9,000)	(26,000)
Total	$ (17,000)	$ (9,000)	$ (26,000)

The Company has an approximate net operating loss carry forward for $301,329 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has an approximate net operating loss carry forward in the amount of approximately $433,351 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. An approximate valuation allowance has been recorded in the amount of $130,000 due to the limitation of usage as result of change in ownership.

NOTE 8 - COMMITMENTS:

The Company leased office space with monthly payments of $7,000 until September 1, 2013 and will commence on a month-to-month basis, thereafter at a base rate of $7,004 plus electric and cost of living & real estate tax escalations. The total equipment rental expense amounted to $89,497 for the year ended September 30, 2014.

Total rent expense under the operating lease amounted to $105,541. The Company has a month-to-month agreement for equipment rental and there are no future commitments.

NOTE 9 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2014 are listed as follows:

Secured demand note collateral agreements, 7% percent, $500,000 due August 2016. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $585,560. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets up to an amount that exceeds the $500,000 or lower the amount of the face value of the notes. The loan is with a shareholder of the firm.

NOTE 9 - SUBORDINATED BORROWINGS: (Continued)

Interest accrued on the loans at September 30, 2014, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2014.

NOTE 10 - PENSION EXPENSE

The Company participates in the Simple IRA Plan. All Employees are eligible to participate upon the later of the Plan's effective date or the employee's date of hire. The maximum amount of contributions is limited to the lesser of the percentage of employee compensation indicated in the deferral Form or the applicable annual dollar limitation described in the adoption agreement.

The matching contribution is contributed to each eligible participant in accordance with the non-discriminatory formula determined by the employer. For the year ended September 30, 2014, the Company contributed $8,344 to the Plan.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2014, the Company had net capital of $431,966, which was $331,966 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2014, the Company was in compliance with all minimum net capital requirements.

NOTE 12 - CONCENTRATION OF RISK:

At September 30, 2014 and at various times throughout the year the Company maintained balances at financial institutions, which may exceed insured limits.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of September 30. 2014, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

November 21, 2014

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2014

NET CAPITAL:		
Total stockholder's equity qualified for net capital	$	8,485
Additions:		
Subordinated borrowing allowable in computation of net capital		500,000
Total capital and allowable subordinated liabilities		508,485
Deductions and charges:		
Non-allowable assets		(75,068)
Net Capital Before Haircuts on Securities Position		433,417
Haircuts on securities:		
Haircuts on securities owned		1,451
Undue concentration haircut		-
NET CAPITAL	$	431,966
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable, other accrued expenses, deferred taxes	$	298,777
TOTAL AGGREGATE INDEBTEDNESS	$	298,777
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	100,000
Excess net capital	$	331,966
Excess net capital at 120%	$	311,966
Ratio: aggregate indebtedness to net capital		0.7 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of September 30, 2014:		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$	431,966
NET CAPITAL PER ABOVE	$	431,966

Note: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2014.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have audited the financial statements of World First Financial Services, Inc. as of and for the year ended September 30, 2014, and have issued our report thereon dated November 21, 2014, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital contained on page 16, has been subjected to audit procedures performed in conjunction with the audit of World First Financial Services, Inc.'s financial statements. The Computation of Net Capital is the responsibility of World First Financial Services, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

November 21, 2014

WORLD FIRST FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2014

World First Financial Services, Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (First Clearing, LLC) on a fully disclosed basis.

WORLD FIRST FINANCIAL SERVICES, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

SEPTEMBER 30, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2014, which were agreed to by World First Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SPIC, solely to assist you and the other specified parties in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. World First Financial Services, Inc.'s management is responsible for World First Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
November 21, 2014

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended September 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020392 FINRA SEP 3/15/1976
WORLD FIRST FINANCIAL SERVICES INC
270 MADISON AVE RM 1503
NEW YORK, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James DesLonde 212-584-2001

2. A. General Assessment (item 2e from page 2)		$ 5746
B. Less payment made with SIPC-6 filed (exclude interest) 04.17.14 Date Paid		(4016)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1730
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1730
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1730	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World First Financial Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President · CEO
(Title)

Dated the 27th day of October, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2013 and ending September 30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2554934
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	223530
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 32995	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	32995
Total deductions	256525
2d. SIPC Net Operating Revenues	$ 2298409
2e. General Assessment @ .0025	$ 5746 (to page 1, line 2.A.)